UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

AMENDMENT NO. 5

TO

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

____________________________

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Name of the Issuer)

____________________________

COMPANHIA PARANAENSE DE ENERGIA - COPEL

(Names of Persons Filing Statement)

Preferred Class A Shares (f/k/A Preferred Class B Shares)*, without par value

American Depositary Shares,
each representing four Class A Preferred Shares of COPEL (ELP)
listed on the New York Stock Exchange

(Title of Class of Securities)

20441B605**
(CUSIP Number of Class of Securities)

Companhia Paranaense de Energia – COPEL Rua José Izidoro Biazetto, 158 – bloco A CEP 81200-240, Curitiba, Paraná Brazil +55 41 3331 4011	Daniel Pimentel Slaviero +55 41 3331 4011 ri@copel.com(mailto:ri@copel.com) Rua José Izidoro Biazetto, 158 – bloco A – CEP 81200-240, Curitiba, Paraná, Brazil

With copies to:

Jonathan Mendes de Oliveira
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

____________________________

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☒ None of the above.

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

____________________________

*	Shares are not listed for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
**	CUSIP applies to American Depositary Shares, each representing four preferred class A shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 5 to the Rule 13e-3 Transaction Statement (together with the exhibits attached hereto, the “Final Amendment”) amends and supplements the Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2025 (as amended by the Amendments No. 1 through 4 filled with the SEC on August 1, 2025, August 22, 2025, October 27, 2025 and November 18, 2025, respectively, the “Initial Schedule 13E-3”). This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Schedule 13E-3.

Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Shareholder Participation Manual or the Initial Schedule 13E-3, as applicable. Except as otherwise set forth herein, the information set forth in the Initial Schedule 13E-3 remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment shall be read together with the information contained in or incorporated by reference in the Initial Schedule 13E-3.

Item	15 Additional Information
(c)	Other Material Information.

On December 22, 2025, we settled the Corporate Action in Brazil, with the delivery of the common shares to former holders of preferred shares. On December 26, 2025, we delivered Common ADSs to former holders of Preferred ADS pursuant to the terms of the Corporate Action. As of the date hereof, the Company does not have preferred shares or Preferred ADSs outstanding.

As a result of the Corporate Action, the Preferred ADSs will no longer be listed on the New York Stock Exchange (the “NYSE”). The Company has requested NYSE to file an application on Form 25 with the SEC to remove the Preferred ADSs Shares from listing on the NYSE and withdraw registration of the Preferred ADSs under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. In addition, we will file a certification and notice on Form 15 with the SEC to suspend our reporting obligations under U.S. securities laws with respect to our preferred shares and the Preferred ADSs. We will remain subject to the reporting obligations under U.S. securities laws with respect to our common shares and the Common ADSs.

Item	16 Exhibits
(16)(a) - (I)	Manager Proposal and Manual for Shareholder Participation in the Special General Meeting of holders of Preferred Shares of the Company (Proposta da Administração e Manual para Participação em Assembleia Especial de Acionistas Titulares de Ações Preferenciais)*
(16)(a) - (II)	Notice of Special General Meeting of Holders of Preferred Shares of the Company*
(16)(a) - (III)	Form of Remote Voting Ballot (boletim de voto a distância).*
(16)(a) - (IV)	Form of ADS Voting Instruction Card.*
(16)(a) – (V)	Company presentation on Corporate Action*
(16)(b)	Not applicable.
(16)(c)	Not applicable.
(16)(d)	Not applicable.
(16)(f)	Withdrawal Rights, incorporated herein by reference to Annex I in the Shareholder Participation Manual.*
(16)(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*       Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2025

COMPANHIA PARANAENSE DE ENERGIA - COPEL

By:/s/ Felipe Gutterres Ramella__________________

Name: Felipe Gutterres Ramella

Title: Vice President of Finance and Investor Relations

By: /s/ Daniel Pimentel Slaviero_________________

Name: Daniel Pimentel Slaviero

Title: Chief Executive Officer